77B Accountant's Report on Internal Control


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PricewaterhouseCoopers LLP
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Boston, MA 02110-9862

To the Shareholders and Trustees of Liberty Funds Trust VI

In planning and performing our audits of the financial statements of the Liberty Small Cap Value Fund and Liberty Newport Asia Pacific Fund (the "Funds") (each a series of Liberty Funds Trust VI) for the year ended June 30, 2003, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, and not to provide assurance on internal control.

The management of the Funds is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of June 30, 2003.

This report is intended solely for the information and use of the Board of Trustees, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
August 18, 2003


77D Policies with respect to security investments

Liberty Growth & Income Fund (Fund)

On May 1, 2003, the Fund may not acquire securities of other registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Investment Company Act of 1940.

77I Terms of new or amended securities

Liberty Newport Asia Pacific Fund (Fund)

Effective February 10, 2003, a 2% sales charge was applied to all purchases of Class A shares of the Fund in the amounts of $500,000 or more. Purchases over $1,000,000 are no longer entitled to a full sales charge waiver. Class A shares continue to be sold at net asset value to certain eligible individuals and plans noted in the Statement of Additional Information. All information contained in the prospectus relating to Class A share purchases of over $1,000,000, including applicable contingent deferred sales charges and payments to financial advisors, is hereby deleted. For Class A share purchases by participants in certain group retirement plans offered through a fee-based program, financial advisors receive a 1.00% commission from the distributor on all purchases of less than $3 million. For purchases of $3 million to less than $5 million, $5 million to less than $25 million and for $25 million or more, the financial advisors receive from the distributor a commission of 0.80%, 0.50% and 0.25%, respectively. Also effective on February 10, 2003, if you acquire Class A shares of the Fund by exchange from another fund, you will are permitted to exchange those shares into another fund for 30 calendar days, although you may redeem those shares at any time. An exchange order received prior to the expiration of the 30-day period will not be honored.

On February 10, 2003, a redemption fee of 2% of redemption proceeds was imposed on redemptions (including redemptions by exchange) of Class Z shares of the Fund that was owned for 60 days or less. The redemption fee is deducted from your redemption proceeds and retained by the Fund to help cover the costs of short-term investments to the Fund and its long-term shareholders. The redemption fee does not apply to (i) shares purchased through reinvestment of dividends and distributions; (ii) shares redeemed by exchange into another fund distributed by Liberty Funds Distributor, Inc. that has a redemption fee; or
(iii) shares held for any client of Fleet National Bank (Fleet) or one of its subsidiaries through a discretionary asset management arrangement with Fleet or the subsidiary. In the case of 401(k) plans, the redemption fee is applied at the participant level or, for plans that are unable to apply the redemption fee at the participant level, the plan level. The redemption fee is applied assuming that shares held the longest are redeemed first. Shares purchased prior to February 10, 2003 are not subject to the redemption fee. The Fund, in its sole discretion, may temporarily waive the redemption fee for 401(k) plans that are in the process of liquidating its Fund investment or adding the Fund as an investment option.

In addition, effective on February 10, 2003, an investor who has redeemed Class A, B or C shares (other than shares of the Fund) that are redeemed within 30 days of their acquisition by exchange from another fund) may, upon request, reinstate within one year a portion or all of the proceeds of such sale in shares of Class A of any fund at the NAV next determined after Liberty Funds Services, Inc. (LFS) receives a written reinstatement request and payment. Investors who desire to exercise this privilege should contact their Financial Services Firms or LFS. Shareholders may exercise this privilege an unlimited amount of times. Exercise of this privilege does not alter the Federal income tax treatment of any capital gains realized on the prior sale of fund shares, but to the extent any such shares were sold at a loss, some or all of the loss may be disallowed for tax purposes.